As filed with the Securities and Exchange Commission on January ___, 1997.
                                              Registration No. 33-


                         SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549
                                     -----------
                                       FORM S-2
                               REGISTRATION STATEMENT
                                        UNDER
                             THE SECURITIES ACT OF 1933

                                     -----------
                          PHARMACEUTICAL FORMULATIONS, INC.
               (Exact name of registrant as specified in its Charter)
         DELAWARE                                               22-2367644
(State or Other Jurisdiction of                              (I.R.S. Employer
 Incorporation or Organization)                           Identification Number)

             460 PLAINFIELD AVE., EDISON, NJ 08818; TEL: 908-985-7100
        (Address Including Zip Code, and Telephone Number of Registrant's
                              Principal Executive Offices)

                                FRANK MARCHESE, SECRETARY
                             PHARMACEUTICAL FORMULATIONS, INC.
                                    460 PLAINFIELD AVE.
                                      EDISON, NJ 08818
                                       (908) 985-7100
            (Name, Address Including Zip Code, and Telephone Number,
                   Including Area Code, of Agent for Service)
                             ----------------------
                        Copies of all correspondence to:
                          STROOCK & STROOCK & LAVAN LLP
                                 180 Maiden Lane
                            New York, New York 10038
                           Attn: David W. Lowden, Esq.

         APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
 As soon as practicable after this Registration Statement becomes effective.
                             -----------------------
         If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. |X|

          If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to
Item 11 (a)(1) of this form, check the following box  |  |

          If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. | |

          If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective
registration statement for the same offering.   |   |

          If delivery of the prospectus is expected to be made pursuant to
Rule 434, please check the following box.    |   |
                                 -----------------------


                           CALCULATION OF REGISTRATION FEE
==================================================================================================================
 Title of Shares to be     Amount to be     Proposed Maximum        Proposed Maximum         Amount of
      Registered            Registered     Aggregate Price per     Aggregate Offering     Registration Fee
                                                 Unit(1)                Price(1)
------------------------------------------------------------------------------------------------------------------
Common Stock,
$.08 par value              400,000            $.9685                $387,400             $117.36
==================================================================================================================

(1) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c), based on the average of the bid and asked price of the Common Stock on January 29, 1997 as reported by North American Quotation, Inc.

         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                   SUBJECT TO COMPLETION, DATED __________, 1997

PROSPECTUS

                                 400,000 Shares
                             ----------------------
                        PHARMACEUTICAL FORMULATIONS, INC.
                             ----------------------

                 This Prospectus relates to up to 400,000 shares (the "Shares") of Common Stock, par value $.08 (the "Common Stock") of Pharmaceutical Formulations, Inc. (the "Company"), which may be offered from time to time by the selling shareholder named herein (the "Selling Shareholder"). See "Selling Shareholder." The Company will receive no part of the proceeds from this offering.

                               -----------------

                  The Common Stock of the Company is traded on the over-the-counter market. On January 29, 1997 the bid and ask prices for the Company's Common Stock, as reported by North America Quotations, Inc., were $.9370 and $1.00 respectively (OTC Bulletin Board Symbol: PHFR).

              THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY
                 THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
                   SECURITIES COMMISSION NOR HAS THE COMMISSION OR
                   ANY STATE SECURITIES COMMISSION PASSED UPON THE
                     ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
                         REPRESENTATION TO THE CONTRARY IS A
                                    CRIMINAL OFFENSE.
                            ---------------------------

                  Sales of the Shares by the Selling Shareholder may be made from time to time, pursuant to this Prospectus or Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"), (or any other applicable exemption from registration under the Securities Act), in one or more transactions, including block transactions, in the over-the-counter market, on any exchange or quotation system on which the Common Stock may be admitted for trading (collectively, "Exchanges"), pursuant to and in accordance with the applicable rules of the Exchanges, in negotiated transactions or in a combination of any such methods of sale, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Shares may be offered directly, to or through agents designated from time to time, or to or through brokers or dealers, or through any combination of such methods of sale. Such agents, brokers or dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Shareholder and/or the purchasers of the Shares for whom such broker-dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). A member firm of an Exchange may be engaged to act as a Selling Shareholder's agent in the sale of Shares by such Selling Shareholder. To the extent required, specific information regarding the Shares will be set forth in an accompanying Prospectus Supplement. The Selling Shareholder and any broker, dealer, agent or other person that participates with the Selling Shareholder in the distribution of the Shares may be deemed to be 'underwriters within the meaning of the Securities Act, and any commissions received by such persons and any profit on the resale of the Shares purchased by such persons may be deemed to be underwriting commissions or discounts under the Securities Act. All expenses of registration incurred in connection with this offering are being borne by the Company, but all brokerage commissions and other expenses incurred by a Selling Shareholder will be borne by such Selling Shareholder. See "Plan of Distribution."

                           ---------------------------
                The date of this Prospectus is __________, 1997

                  NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS, IN CONNECTION WITH THE OFFERING DESCRIBED HEREIN. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, NOR SHALL THERE BE ANY SALE OF THESE SECURITIES TO ANY PERSON OR BY ANY PERSON, IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL FOR SUCH PERSON TO MAKE SUCH OFFER, SOLICITATION OR SALE. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR THE OFFERING OF THE COMPANY TO THE DATE HEREOF.

                            AVAILABLE INFORMATION

                  The Company has filed with the Securities and Exchange Commission (the "Commission") in Washington, D.C., a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act, with respect to the shares of Common Stock offered by this Prospectus. As permitted by the rules and regulations of the Commission, this Prospectus omits certain information contained in the Registration Statement, and reference is made to the Registration Statement for further information with respect to the Company and the securities offered hereby.

                  The Company is subject to the informational reporting requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information may be inspected and copied at the Commission's public reference facilities, maintained by the Commission in Washington D.C., and at certain of its Regional Offices, during business hours. The current address of each such facility is set forth below. Copies of such material can be obtained from the Public Reference Section of the Commission, Washington D.C. 20549, at prescribed rates. Furthermore, the Commission maintains a Web site that contains reports, proxy statements and other information filed electronically by the Company with the Commission. The address of such Web site is http://www.sec.gov.

Current Addresses of SEC Public Reference Facilities

Public Reference Room     New York Regional Office    Chicago Regional Office
450 Fifth St., NW         7 World Trade Center        Northwestern Atrium Center
Room 1024                 13th Floor                  500 West Madison Street,
Washington D.C. 20549     New York, NY 10048          Suite 1400
                                                      Chicago, Illinois 60661


                      INFORMATION INCORPORATED BY REFERENCE

                  The following documents filed by the Company with the Commission are delivered herewith and incorporated herein by reference: (i) Annual Report on Form 10-K for the fiscal year ended June 30, 1996 and (ii) Quarterly Report on Form 10-Q for the quarter ended September 30, 1996.

                  The Company hereby undertakes to provide without charge to each person to whom a copy of this Prospectus is delivered, upon written or oral request of any such person, a copy of any and all of the information that has been or may be incorporated by reference in this Prospectus, other than exhibits to such documents. Written requests should be directed to Frank Marchese at the Company, 460 Plainfield Avenue, Edison, NJ 08818. The Company's telephone number at that location is 908-985-7100.


                                    THE COMPANY

                  The Company was incorporated in Delaware on June 3, 1981. It is primarily engaged in the manufacture and distribution of nonprescription ("over the-counter" or "OTC") solid dosage pharmaceutical products in tablet, caplet and capsule form (collectively, "Generic OTC Products"), which are sold under its customers' store brands or other private labels. The Company also manufactures products for national brand pharmaceutical companies. To a limited extent, the Company also sells Generic OTC Products under its own trade name, Health+Cross(TM).

                  The Company's principal executive offices are located at 460 Plainfield Avenue, Edison, NJ 08818 and its phone number is 908-985-7100.


                               SELLING SHAREHOLDER

                  The Selling Shareholder, Patricia Cohen, currently beneficially owns 400,000 shares of Common Stock, consisting of shares which she may acquire upon the exercise of outstanding warrants (in the aggregate, approximately 1.3% of the outstanding shares). Ms Cohen is offering for sale all of such shares, to the extent that the warrants therefore are exercised. If all of such shares are sold, she will thereafter beneficially own no shares of Common Stock.

                                 USE OF PROCEEDS

                  The Company will not receive any proceeds from the sale of the Shares offered hereby. The Company will, however, receive approximately $125,000 upon exercise of the outstanding warrants currently held by the Selling Shareholder, which proceeds will be used for general working capital.

                           DESCRIPTION OF COMMON STOCK

                  The following description of the common stock of the Company is subject to the Delaware General Corporation Law (the "GCL") and to provisions contained in the Company's Certificate of Incorporation, as amended (the "Certificate of Incorporation"), and By-Laws, copies of which have been filed as exhibits to documents previously filed by the Company with the Commission and are incorporated by reference into the Registration Statement. Reference is made to such exhibits for a detailed description of the provisions thereof summarized below.

COMMON STOCK

                  The Company's Certificate of Incorporation presently authorizes 40,000,000 shares of Common Stock, $.08 par value per share. The Shares of Common Stock have no preemptive or other subscription rights, have no conversion rights, and are not subject to redemption. All shares of Common Stock now outstanding are, and the shares of Common Stock issuable upon payment of interest on outstanding debentures, upon conversion of outstanding debentures or upon exercise of outstanding warrants and options, will be, when issued, fully paid and non-assessable and not subject to other call or assessment. No personal liability will attach to the ownership thereof.

                  The holders of the Common Stock are entitled to one vote for each share held. The Common Stock has noncumulative voting rights, which means that holders of more than 50% of the shares voting for the election of directors can elect all of the directors and take any other action, if they so determine. As of January 29, 1997, ICC Industries Inc. ("ICC") owned approximately 67% of the Company's Common Stock. Accordingly, ICC can elect all directors and take any other action, and the holders of the remaining shares are not able to elect any directors or take any action.

                  In the event of the liquidation, dissolution or winding up of the Company, either voluntarily or involuntarily, the holders of the outstanding shares of Common Stock are entitled to receive a pro rata portion of such net assets of the Company as are subject to distribution after payment of all liabilities including principal of and interest on the Company's 8% Debentures and the 8.25% Debentures and Series A Cumulative Redeemable Convertible Preferred Stock. There are no liquidation rights with respect to the warrants or stock options now outstanding.

TRANSFER AGENT

                  The transfer agent and registrar for the Common Stock is Continental Stock Transfer and Trust Co., 2 Broadway, New York, New York 10004.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

                  The General Corporation law of the State of Delaware provides for indemnification as set forth in Section 145 thereof. The effect of such provisions is to indemnify the directors and officers of the Company against all costs, expenses and amounts of liability incurred by them in connection with any action, suit or proceeding in which they are involved by reason of their affiliation with the Company, to the fullest extent permitted by law. Article EIGHTH of the Company's Certificate of Incorporation also eliminates the potential monetary liability of directors for unintentional errors in their deliberations or judgments. In addition, Article NINTH of the Company's Certificate of Incorporation provides the following:

    "NINTH: The Corporation shall, to the fullest extent permitted by Section 145 of the General Corporation Law of the State of Delaware, as the same may be amended and supplemented, indemnify any and all persons whom it shall have power to indemnify under said section from and against any and all of the expenses, liabilities or other matters referred to in or covered by said section, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any By-Law, agreement, vote of stockholders or disinterested Directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person. The Corporation shall provide for the advance payment of all indemnified expenses."

                            PLAN OF DISTRIBUTION

                  Shares of Common Stock covered hereby may be offered and sold from time to time by the Selling Shareholder, pursuant to this Prospectus or Rule 144 under the Securities Act (or any other applicable exemption from registration under the Securities Act). The Selling Shareholder will act independently of the Company in making decisions with respect to the timing, manner and size of each sale. The Selling Shareholder may sell the Shares being offered hereby in one or more transactions, including block transactions, in the over-the-counter market, on any Exchange pursuant to and in accordance with the applicable rules of such Exchanges, in negotiated transactions or in a combination of any such methods of sale, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

                  The Shares may be offered directly, to or through agents designated from time to time or through brokers or dealers, or through any combination of these methods of sale. Such agent, broker or dealer may receive compensation in the form of discounts, concessions or commissions from the Selling Shareholder and/or the purchasers of the Shares for whom such broker-dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). A member firm of an Exchange may be engaged to act as the Selling Shareholder's agent in the sale of Shares by the Selling Shareholder. Brokerage fees will be paid by the Selling Shareholder. The Selling Shareholder and any underwriter, dealer or agent who participate in the distribution of such shares may be deemed to be "underwriters" under the Securities Act, and any discount, commission or concession received by such persons might be deemed to be an underwriting discount or commission under the Securities Act. All expenses of registration incurred in connection with this offering are being borne by the Company, but all brokerage commissions and other expenses incurred by individual Selling Shareholder will be borne by such Selling Shareholder.

                  The Selling Shareholder may indemnify any broker-dealer or other person that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act. Any commissions paid or any discounts or concessions allowed to any such broker-dealers, and any profits received on the resale of such shares, may be deemed to be underwriting discounts and commissions under the Securities Act if any such broker-dealers purchase shares as principal.

                  At the time a particular offer of the shares of Common Stock registered hereunder is made, if required, a Prospectus Supplement will be distributed that will set forth the number of shares being offered and the terms of the offering including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter for securities purchased, any discount, commission and other item constituting compensation and any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

                  There can be no assurance that the Selling Shareholder will sell all or any of the shares of Common Stock offered hereunder.

                                  LEGAL MATTERS

                  The validity of the securities offered hereby has been passed upon for the Company by Stroock & Stroock & Lavan LLP, 180 Maiden Lane, New York, New York 10038. Stroock & Stroock & Lavan LLP has generally represented, and may continue to represent, the Company and its affiliates in connection with certain legal matters.

                                     EXPERTS

     The financial statements and schedule incorporated by reference in this Prospectus and in the Registration Statement have been audited by BDO Seidman, LLP, independent certified public accountants to the extent and for the periods set forth in their reports, incorporated herein by reference, and are incorporated herein in reliance upon the authority of said firm as experts in auditing and accounting.

                                  PART II

                        INFORMATION NOT REQUIRED IN
                                 PROSPECTUS


ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the Registrant in connection with the sale of Common Stock being registered hereby (all amounts are estimated except the registration fee):


  Registration Fee...............................................   $   117
  Legal Fees and Expenses........................................     5,000
  Accounting Fees and Expenses...................................     1,500
  Blue Sky Fees and Expenses.....................................     5,000
  Miscellaneous Expenses.........................................     3,383

            Total................................................   $15,000
                                                                    =======

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The General Corporation law of the State of Delaware provides for indemnification as set forth in Section 145 thereof. The effect of such provisions is to indemnify the directors and officers of the Company against all costs, expenses and amounts of liability incurred by them in connection with any action, suit or proceeding in which they are involved by reason of their affiliation with the Company, to the fullest extent permitted by law. Article EIGHTH of the Company's Certificate of Incorporation also eliminates the potential monetary liability of directors for unintentional errors in their deliberations or judgments. In addition, Article NINTH of the Company's Certificate of Incorporation provides the following:

     "NINTH: The Corporation shall, to the fullest extent permitted by
     Section 145 of the General Corporation Law of the State of Delaware, as the same may be amended and supplemented, indemnify any and all persons whom it shall have power to indemnify under said section from and against any and all of the expenses, liabilities or other matters referred to in or covered by said section, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any By-Law, agreement, vote of stockholders or disinterested Directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person. The Corporation shall provide for the advance payment of all indemnified expenses."

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referred to in Item 15 of this registration statement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

   Exhibit No.        Description

         4.1          Specimen Common Stock Certificate of the Registrant.*

         5.1 Opinion of Stroock & Stroock & Lavan LLP with respect to the shares of Common Stock registered hereunder.*

        10.1          Employment Agreement with Max A. Tesler, as extended(1)**

        10.2          Employment Agreement with Anthony Cantaffa, as extended
                      (1)**

        10.3          Employment Agreement with Charles E. LaRosa(2)**

        10.4 Loan and Security Agreement between Fidelcor Business Credit Corporation and the Registrant (formerly known as PharmaControl Corp.)(3)

        10.5 Agreement dated September 6, 1991 among the Registrant (formerly known as PharmaControl Corp.), Private Formulations, Inc. and ICC Industries Inc.(4)

        10.6 Agreement dated September 24, 1992 among the Registrant (formerly known as PharmaControl Corp.), Private Formulations, Inc. and ICC Industries Inc.(5)

        10.7 Agreement dated March 29, 1993 among the Registrant (formerly known as PharmaControl Corp.), Private Formulations, Inc. and ICC Industries Inc. (6)

        10.8 Agreement dated May 8, 1992, among the Registrant (formerly known as PharmaControl Corp.), Private Formulations, Inc. and ICC Industries Inc. (5)

        10.9 Agreement dated May 28, 1992, among the Registrant (formerly known as PharmaControl Corp.), Private Formulations, Inc. and ICC Industries Inc. (5)

        10.10 Agreement dated May 24, 1993, among the Registrant (formerly known as PharmaControl Corp.), Private Formulations, Inc. and ICC Industries Inc. (6)

        10.11 Agreement dated September 26, 1996 between the Registrant and ICC Chemical Corporation (7)

        10.12 Agreement dated September 29, 1992 among Materials Processing Technology, Inc. and the Registrant (formerly known as PharmaControl Corp.)(5)

        10.13 Form of Warrant Agreement dated October 1, 1992 between the Registrant (formerly known as PharmaControl Corp.) and Max A. Tesler, Anthony Cantaffa, George Chin and Sandra J. Brown (5)**

        10.14         1994 Stock Option Plan(8)**

        11.1 Statement re computation of per share earnings: not applicable

        13.1          Form 10-Q for the quarter ended September 30, 1996.

        24.1 Consent of Counsel to be named in the Registration Statement. Reference is made to Exhibit 5.1 to this Registration Statement which contains a copy of this consent.

        24.2 Consent of BDO Seidman, LLP to be named in the Registration Statement.*

        25.1 Power of Attorney. Reference is made to the signature pages, which contain such power of attorney.

----------------
*  Filed herewith.
** Management contracts or compensatory plans.

        (1) Filed with Registrant's Annual Report on Form 10-K for the year ended June 30, 1993 and incorporated herein by reference.

        (2) Filed with the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996 and incorporated herein by reference.

        (3) Filed with the Registrant's Current Report on Form 8-K dated August 2, 1989 and incorporated herein by reference.

        (4) Filed with the Registrant's Current Report on Form 8-K dated September 6, 1991 and incorporated herein by reference.

        (5) Filed with the Registrant's Annual Report on Form 10-K for the year ended June 30, 1992 and incorporated herein by reference.

        (6) Filed with the Registrant's Annual Repordt on Form 10-K for the year ended June 30, 1994 and incorporated herein by reference.

        (7) Filed with the Registrant's Annual Report on Form 10-K for the year ended June 30, 1996 and incorporated herein by reference.

        (8) Filed with the Registrant's Annual Report on Form 10-K for the year ended June 30, 1989 and incorporated herein by reference.

ITEM 17.  UNDERTAKINGS

         (a)  The Registrant hereby undertakes:

               (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                                (i) To include any prospectus required by
                      Section 10(a)(3) of the Securities Act of 1933;

                                (ii) To reflect in the prospectus any facts or
                      events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set fort in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

                                (iii) To include any material information with
                      respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

              (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

              (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (b) The Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Edison, State of New Jersey, on the 28th day of January, 1997.

                                           PHARMACEUTICAL FORMULATIONS, INC.



                                           By:/s/ Charles E. LaRosa
                                              Charles E. LaRosa, President


      Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated. Each person whose signature appears below does hereby make, constitute and appoint Charles E. LaRosa and Frank Marchese, and each of them, his true and lawful attorneys or attorney and agents or agent with full power and authority on his behalf to execute and file with the Securities and Exchange Commission any amendment or amendments, including post-effective amendments, to this registration statement, and he does hereby ratify and confirm all that his said attorneys or attorney and agents or agent may do or cause to be done by virtue hereof.


   Signature                  Title                             Date


/s/ Charles E. LaRosa         President (Principal Executive    January 28, 1997
Charles E. LaRosa             Officer), Chief Executive
                              Officer, and Director


/s/ Frank Marchese            Vice President-Finance,           January 28, 1997
Frank Marchese                Chief Financial Officer
                              (Principal Financial Officer),
                              Secretary and Treasurer


/s/ John Oram                 Chairman of the Board             January 28, 1997
John Oram


/s/ Ray Cheesman              Director                          January 28, 1997
Ray Cheesman

                                     EXHIBIT INDEX


Exhibit
Number        Description


 4.1          Specimen Common Stock Certificate of the Registrant.

 5.1 Opinion of Stroock & Stroock & Lavan LLP with respect to the shares of Common Stock registered hereunder.

13.1          Form 10-Q for the quarter ended September 30, 1996.

24.1          Consent of Counsel to be named in the Registration
              Statement. Reference is made to Exhibit 5.1 to this Registration Statement, which contains a copy of this
              consent.                                                 ---

24.2 Consent of BDO Seidman, LLP to be named in the Registration Statement.

25.1          Power of Attorney.  Reference is made to the
              signature page, which contains such power of attorney    ---